December 23, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hallwood Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, 2005 and September 30, 2005
File No. 1-8303
Ladies and Gentlemen:
     On behalf of The Hallwood Group Incorporated, a Delaware corporation (“Company” or “Hallwood Group”), we are responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the “Commission”) to Mr. Melvin J. Melle, dated November 28, 2005, regarding the Form 10-K for the Fiscal Year Ended December 31, 2004, filed March 31, 2005 of the Company (the “Form 10-K”) and Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2005 (the “Form 10-Q”).
     For the convenience of the staff, we have repeated each comment prior to the response.
Management’s Discussion and Analysis of Financial Condition, page 17.
Critical Accounting Policies, page 18.
1.     We have read your response to prior comment 2. Please confirm that you will disclose in future filings, if true, that bill and hold sales are not material for all periods presented and that you will provide a context within which a reader will understand how you assessed materiality. If bill and hold sales are material in future periods, we assume that your disclosures would reflect appropriate discussion of that fact.

Securities and Exchange Commission
December 23, 2005

     If true, the Company will disclose in future filings that bill and hold sales are not material for all periods presented, including a context within which a reader should be able to understand the materiality assessment. We confirm that if bill and hold sales are material in future periods, our disclosures will include appropriate discussion of that fact.
Item 9A. Controls and Procedures, page 30.
We have read your responses to prior comments 5, 6 and 7. We believe that the requested revisions are material, as your management has certified that it has (1) made conclusions on the effectiveness of disclosure controls and procedures, as defined by Exchange Act Rules 13a-15(e) and 15d-15(e), and (2) disclosed any changes in internal controls that have occurred in the last fiscal quarter. Therefore we are requesting that you amend your Form 10-K for these items, and we re-issue the comments in their entirety.
     2.     You disclose that your controls, “by their nature, can provide only reasonable assurance regarding management’s control objectives.” Therefore, revise your conclusion to state, if true, that internal controls and procedures are effective at the “reasonable assurance” level. Please refer to Part II.F.4 of the Final Rule Release 33-8238 for guidance.
     The Company will amend Item 9A of its Form 10-K for the fiscal year ended December 31, 2004 to read as indicated in Attachment A.
     3.     You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in “timely alerting them to the material information relating to the Company required to be included in its periodic filings with the Securities and Exchange Commission.” Please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).
     The Company will amend Item 9A of its Form 10-K for the fiscal year ended December 31, 2004 to read as indicated in Attachment A.
     4.     Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify any changes, not just “significant” changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

Securities and Exchange Commission
December 23, 2005

     The Company will amend Item 9A of its Form 10-K for the fiscal year ended December 31, 2004 to read as indicated in Attachment A.
Form 10-Q for Fiscal Quarter Ended September 30, 2005.
Item 4. Controls and Procedures, page 40.
     5.     We note that you have added new staff in an effort to address your auditors’ letters regarding the need to improve the financial closing process at the Brookwood subsidiary. Please describe for us the specific problems with controls that your auditors have identified and how you plan to remediate each one.
     The communication from the Company’s independent registered public accounting firm identified the following internal control issues at Brookwood Companies Incorporated (“Brookwood”), a wholly-owned subsidiary of the Company. Each of the issues and management’s response to remediate each one are discussed below.
     Issue - The closing process involves a number of manual procedures, as a result of an accounting system that is not fully integrated. This resulted in various adjustments subsequent to closing the books.
     Response — With the addition of more experienced staff, the timeliness and accuracy of the closing process has improved. In addition, Brookwood is currently implementing a new order processing and inventory control system and updating its general ledger system, which will integrate various accounting processes. The new systems will further aid in accelerating and automating the financial closing process.
     Issue — Certain internal controls within the information technology environment were deficient. Brookwood had control issues related to applications development and systems maintenance, such as the lack of documented application system change methodologies. In addition, several issues related to information technology security controls were noted, such as a lack of formalized backup procedures and insufficient physical control over access to computer facilities and check stock.
     Response — Brookwood’s new order processing and inventory control system, fully supported and updated by the software provider, will result in improved system controls, system change methodologies, documentation and maintenance. Brookwood has implemented various access controls over its computer facilities and check stock and has documented and is following a formalized computer backup procedure.
     Issue - Recordkeeping related to Brookwood’s stock option plan was incomplete.

Securities and Exchange Commission
December 23, 2005

     Response - Brookwood has updated its record-keeping and documentation relating to its stock option plan and has implemented procedures for maintaining its accuracy.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4361.
Sincerely,
/s/ W. Alan Kailer
W. Alan Kailer
WAK:ts
Enclosures
cc/encl.:
Melvin J. Melle

Attachment A
Item 9A.     Controls and Procedures
     Disclosure Controls and Procedures. It is the conclusion of the Company’s principal executive officer and principal financial officer that the Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report, are effective at the reasonable assurance level in timely alerting the Company’s management, including its principal executive and financial officers, as appropriate, of material information relating to the Company to allow timely decisions regarding required disclosure to be included in its periodic filings with the Securities and Exchange Commission and ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and forms. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management’s control objectives. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
     In August 2003, the Company’s independent registered public accounting firm provided written communications to management and the audit committee on the need to improve the financial closing process at the Brookwood subsidiary. In April 2004, the Company received a further written communications from the independent registered public accounting firm to management and the audit committee on the continued need to improve the Brookwood financial closing process. With the addition of new staff, Brookwood’s management believes it has made substantial progress both in the timeliness and accuracy of the closing process. In March 2005, the Company received communication from their independent registered public accounting firm that further improvements in the financial systems and processes at its Brookwood subsidiary are still required. Brookwood is currently implementing a new order processing and inventory control system and updating its general ledger system, which will integrate various accounting processes. The new systems will further aid in accelerating and automating the financial closing process. In addition, Brookwood has updated its recordkeeping related to its subsidiary stock option plan.
     Internal Controls. Other than the improvements noted above, there were no changes in the Company’s internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, these controls.